Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia to Report Second-Quarter 2012 Financial Results on August 16

TAIPEI, Taiwan, August 7, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its second-quarter 2012 financial results on Thursday, August 16, 2012 after the market closes.

Management will hold an investor conference call and webcast on August 16, 2012 at 8:30 p.m. Eastern Daylight Time, which is 8:30 a.m. Taipei Time on August 17, 2012, to discuss GigaMedia’s second-quarter 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 18895123

A replay will be available from 10:30 p.m. Eastern Daylight Time on August 16, 2012 for seven days.

U.S.: +1-718-354-1232

International: +612-8235-5000

Passcode: 18895123

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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